UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13D-2(A)
(AMENDMENT NO. 2)

CARROLS RESTAURANT GROUP, INC.

(NAME OF ISSUER)

COMMON STOCK ($0.01 PAR VALUE PER SHARE)

(TITLE OF CLASS OF SECURITIES)

14574X104

(CUSIP NUMBER)

with a copy to:
Brian P. Friedman	Melvin Epstein, Esq.
Jefferies Capital Partners LLC (f/k/a Jefferies Capital Partners IV LLC)	Stroock & Stroock & Lavan LLP
520 Madison Avenue, 10th Floor	180 Maiden Lane
New York, New York 10022	New York, New York 10038
(212) 284-1700	(212) 806-5864

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 7, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

SCHEDULE 13D/A

CUSIP No.: 14574X104	13D/A	Page 2 of 13 Pages
1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Jefferies Capital Partners IV L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*
WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
Not applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
Number of Shares	7.	SOLE VOTING POWER	0
Beneficially	8.	SHARED VOTING POWER	0
Owned by Each	9.	SOLE DISPOSITIVE POWER	0
Reporting Person With	10.	SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*
☐
13.	Percent of Class Represented By Amount In Row (11) 0%
14.	Type of Reporting Person*
PN

SCHEDULE 13D/A

CUSIP No.: 14574X104	13D/A	Page 3 of 13 Pages
1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Jefferies Employee Partners IV LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*
WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
Not applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
Number of Shares	7.	SOLE VOTING POWER	0
Beneficially	8.	SHARED VOTING POWER	0
Owned by Each	9.	SOLE DISPOSITIVE POWER	0
Reporting Person With	10.	SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*
☐
13.	Percent of Class Represented By Amount In Row (11) 0%
14.	Type of Reporting Person*
OO

SCHEDULE 13D/A

CUSIP No.: 14574X104	13D/A	Page 4 of 13 Pages
1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

JCP Partners IV LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*
WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
Not applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
Number of Shares	7.	SOLE VOTING POWER	0
Beneficially	8.	SHARED VOTING POWER	0
Owned by Each	9.	SOLE DISPOSITIVE POWER	0
Reporting Person With	10.	SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*
☐
13.	Percent of Class Represented By Amount In Row (11) 0%
14.	Type of Reporting Person*
OO

SCHEDULE 13D/A

CUSIP No.: 14574X104	13D/A	Page 5 of 13 Pages
1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

JCP IV LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*
AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
Not applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
Number of Shares	7.	SOLE VOTING POWER	0
Beneficially	8.	SHARED VOTING POWER	0(1)
Owned by Each	9.	SOLE DISPOSITIVE POWER	0
Reporting Person With	10.	SHARED DISPOSITIVE POWER	0(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)
12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*
☐
13.	Percent of Class Represented By Amount In Row (11) 0%
14.	Type of Reporting Person*
OO

(1)           JCP IV LLC, a Delaware limited liability company (“General Partner”), is the general partner of Jefferies Capital Partners IV L.P., a Delaware limited partnership (“Jefferies Capital Partners IV”), and is the managing member of each of Jefferies Employee Partners IV LLC, a Delaware limited liability company (“Jefferies Employee Partners”), and JCP Partners IV LLC, a Delaware limited liability company (“JCP Partners,” and together with Jefferies Capital Partners IV and Jefferies Employee Partners, “Jefferies Capital Partners”).

SCHEDULE 13D/A

CUSIP No.: 14574X104	13D/A	Page 6 of 13 Pages
1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Jefferies Capital Partners LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*
AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
Not applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
Number of Shares	7.	SOLE VOTING POWER	0
Beneficially	8.	SHARED VOTING POWER	0(1)
Owned by Each	9.	SOLE DISPOSITIVE POWER	0
Reporting Person With	10.	SHARED DISPOSITIVE POWER	0(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)
12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*
☐
13.	Percent of Class Represented By Amount In Row (11) 0%
14.	Type of Reporting Person*
OO

(1)           Jefferies Capital Partners LLC (f/k/a Jefferies Capital Partners IV LLC), a Delaware limited liability company (“Manager”), is the manager of Jefferies Capital Partners and the managing member of General Partner.

SCHEDULE 13D/A

CUSIP No.: 14574X104	13D/A	Page 7 of 13 Pages
1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Brian P. Friedman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*
AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
Not applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
Number of Shares	7.	SOLE VOTING POWER	0
Beneficially	8.	SHARED VOTING POWER	0(1)
Owned by Each	9.	SOLE DISPOSITIVE POWER	0
Reporting Person With	10.	SHARED DISPOSITIVE POWER	0(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)
12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*
☐
13.	Percent of Class Represented By Amount In Row (11) 0%
14.	Type of Reporting Person*
IN

(1)           Brian P. Friedman (“Mr. Friedman”) is a managing member of Manager, which is the manager of Jefferies Capital Partners and the managing member of General Partner.

SCHEDULE 13D/A

CUSIP No.: 14574X104	13D/A	Page 8 of 13 Pages
1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

James L. Luikart

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*
AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
Not applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
Number of Shares	7.	SOLE VOTING POWER	0
Beneficially	8.	SHARED VOTING POWER	0(1)
Owned by Each	9.	SOLE DISPOSITIVE POWER	0
Reporting Person With	10.	SHARED DISPOSITIVE POWER	0(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)
12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*
☐
13.	Percent of Class Represented By Amount In Row (11) 0%
14.	Type of Reporting Person*
IN

(1)           James L. Luikart (“Mr. Luikart”) is a managing member of Manager, which is the manager of Jefferies Capital Partners and the managing member of General Partner.

Explanatory Note

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the statement on Schedule 13D previously filed by each of Jefferies Capital Partners IV L.P., a Delaware limited partnership (“Jefferies Capital Partners IV”), Jefferies Employee Partners IV LLC, a Delaware limited liability company (“Jefferies Employee Partners”), JCP Partners IV LLC, a Delaware limited liability company (“JCP Partners”, and together with Jefferies Capital Partners IV and Jefferies Employee Partners, “Jefferies Capital Partners”), JCP IV LLC, a Delaware limited liability company (“General Partner”), Jefferies Capital Partners LLC (f/k/a Jefferies Capital Partners IV LLC), a Delaware limited liability company (“Manager”), Brian P. Friedman (“Mr. Friedman”) and James L. Luikart (“Mr. Luikart”, and together with Jefferies Capital Partners, General Partner, Manager and Mr. Friedman, the “Reporting Persons”) on June 26, 2009 (the “Original Filing”), as amended by Amendment No. 1 to Schedule 13D on June 12, 2012 (the “Amendment No. 1”, and together with the Original Filing, the “Amended Filing”).

The agreement between the Reporting Persons filing this Amendment No. 2 to make this single, joint filing (the “Joint Filing Agreement”) is attached hereto as Exhibit 1.  The filing of this Amendment No. 2 shall not be construed as an admission that any of General Partner, Manager, Mr. Friedman or Mr. Luikart is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any shares of common stock, par value $0.01 per share (the “Common Stock”), of Carrols Restaurant Group, Inc., a Delaware corporation (the “Company”), disposed by Jefferies Capital Partners.

Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Amended Filing.  Except as expressly provided for herein, all Items of the Amended Filing remain unchanged.

Item 4.	Purpose of the Transaction.

Item 4 of the Amended Filing is hereby amended and supplemented as follows:

Underwriting Agreement

On December 4, 2012, Jefferies Capital Partners and the Company entered into an Underwriting Agreement (the “Underwriting Agreement”) with Raymond James & Associates, Inc. (the “Underwriter”), pursuant to which Jefferies Capital Partners agreed to sell to the Underwriter, and the Underwriter agreed to purchase from Jefferies Capital Partners, an aggregate of 4,085,109 shares of Common Stock at a price of $5.80 per share of Common Stock (the “Sale”).  On December 7, 2012, the Sale closed.  Immediately following the Sale, Jefferies Capital Partners beneficially owned no shares of Common Stock.

A copy of the Underwriting Agreement is filed as Exhibit 2 to this Amendment No. 2, and is incorporated herein by reference.

Lock-Up Agreement

In connection with the Underwriting Agreement, each of Jefferies Capital Partners IV, Jefferies Employee Partners and JCP Partners entered into a separate Lock-Up Agreement (each, a “Lock-Up Agreement”), pursuant to which each agreed not to (i) offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of any stock, options, warrants or other securities of the Company, or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or otherwise acquire, any Company securities (“Lock-Up Shares”) held by it or acquired by it thereafter, for a period commencing on December 7, 2012 and ending 90 days after December 4, 2012, inclusive (the “Lock-Up Period”), without the prior written consent of the Underwriter, or (ii) exercise or seek to exercise or effectuate in any manner any rights of any nature that it has or may have thereafter to require the Company to register under the Securities Act of 1933, as amended (the “Securities Act”) its sale, transfer or other disposition of any Lock-Up Shares or other securities of the Company held by it, or to otherwise participate as a selling securityholder in any manner in any registration effected by the Company under the Securities Act during the Lock-Up Period, in each case subject to certain prescribed exceptions.

A copy of the Lock-Up Agreements entered into by each of Jefferies Capital Partners IV, Jefferies Employee Partners and JCP Partners are filed as Exhibit 3, Exhibit 4 and Exhibit 5, respectively, to this Amendment No. 2, and are incorporated herein by reference.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Amended Filing is hereby amended and supplemented as follows:

(a)	As of December 7, 2012, and after giving effect to the Sale (as described and defined in Item 4 above), none of the Reporting Persons beneficially owned any shares of Common Stock.

(b)	Not applicable. See Item 5(a) above.

(c)
Other than the transactions described in this Amendment No. 2, during the past sixty days, there were no transactions in Common Stock, or securities convertible into, exercisable for or exchangeable for Common Stock, by the Reporting Persons.

(d)	(i)	The partners of Jefferies Capital Partners IV have the right to receive dividends from, or proceeds from the sale of the shares of Common Stock held for the account of Jefferies Capital Partners IV.

(ii)
The members of Jefferies Employee Partners and JCP Partners have the right to receive dividends from, or proceeds from the sale of the shares of Common Stock held for the account of Jefferies Employee Partners and JCP Partners, as the case may be.

(iii)	The members of Manager and General Partner have the right to receive dividends from, or proceeds from the sale of the shares of Common Stock held for the account of Jefferies Capital Partners.

(e)	The Reporting Persons ceased to be the owners of more than five percent (5%) of the outstanding shares of Common Stock on December 7, 2012.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Amended Filing is hereby amended and supplemented as follows:

Underwriting Agreement

On December 4, 2012, Jefferies Capital Partners and the Company entered into the Underwriting Agreement with the Underwriter, pursuant to which Jefferies Capital Partners agreed to sell to the Underwriter, and the Underwriter agreed to purchase from Jefferies Capital Partners, an aggregate of 4,085,109 shares of Common Stock at a price of $5.80 per share of Common Stock.  Pursuant to the Underwriting Agreement, Jefferies Capital Partners and the Company agreed to indemnify the Underwriter against certain liabilities under the Securities Act, and to contribute to payments the Underwriter may be required to make because of any of those liabilities.  On December 7, 2012, the Sale closed.  Immediately following the Sale, Jefferies Capital Partners beneficially owned no shares of Common Stock.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement which is attached hereto as Exhibit 2, and is incorporated herein by reference.

Lock-Up Agreement

In connection with the Underwriting Agreement, each of Jefferies Capital Partners IV, Jefferies Employee Partners and JCP Partners entered into a separate Lock-Up Agreement, pursuant to which each agreed not to (i) offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of any Lock-Up Shares held by it or acquired by it thereafter, during the Lock-Up Period, without the prior written consent of the Underwriter, or (ii) exercise or seek to exercise or effectuate in any manner any rights of any nature that it has or may have thereafter to require the Company to register under the Securities Act its sale, transfer or other disposition of any Lock-Up Shares or other securities of the Company held by it, or to otherwise participate as a selling securityholder in any manner in any registration effected by the Company under the Securities Act during the Lock-Up Period, in each case subject to certain prescribed exceptions.

The foregoing description of each Lock-Up Agreement entered into by Jefferies Capital Partners IV, Jefferies Employee Partners and JCP Partners does not purport to be complete and is qualified in its entirety by reference to such Lock-Up Agreements, which are attached hereto as Exhibit 3, Exhibit 4 and Exhibit 5, respectively, and are incorporated herein by reference.

The descriptions of the transactions and agreements set forth in this Amendment No. 2 are qualified in their entirety by reference to the complete agreements governing such matters, each of which is attached or incorporated by reference to this Amendment No. 2 as an exhibit pursuant to Item 7 hereof.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

1
Joint Filing Agreement between Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC, JCP Partners IV LLC, JCP IV LLC, Jefferies Capital Partners LLC, Brian P. Friedman and James L. Luikart

2
Underwriting Agreement, dated as of December 4, 2012, between Carrols Restaurant Group, Inc., Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC, JCP Partners IV LLC and Raymond James & Associates, Inc.

3	Lock-Up Agreement, dated as of December 7, 2012, by Jefferies Capital Partners IV L.P.

4	Lock-Up Agreement, dated as of December 7, 2012, by Jefferies Employee Partners IV LLC

5	Lock-Up Agreement, dated as of December 7, 2012, by JCP Partners IV LLC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

December 12, 2012

JEFFERIES CAPITAL PARTNERS IV L.P.
JEFFERIES EMPLOYEE PARTNERS IV LLC
JCP PARTNERS IV LLC

By: JEFFERIES CAPITAL PARTNERS LLC,
as Manager

By: /s/ Brian P. Friedman
Name: Brian P. Friedman
Title: Managing Member

JCP IV LLC

By: JEFFERIES CAPITAL PARTNERS LLC,
as Managing Member

By: /s/ Brian P. Friedman
Name: Brian P. Friedman
Title: Managing Member

JEFFERIES CAPITAL PARTNERS LLC

By: /s/ Brian P. Friedman
Name: Brian P. Friedman
Title: Managing Member

/s/ Brian P. Friedman
Brian P. Friedman

/s/ James L. Luikart
James L. Luikart